ThinkEquity LLC

17 State Street, 41st Floor New York, NY 10004

July 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Better Choice Company Inc.
Registration Statement on Form S-1 (File No. 333-280714)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 24, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 25, 2024, at 5:30 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking